FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Merger by absorption of Bilbao Vizcaya América B.V by BBV América S.L.

Buenos Aires, January 5, 2012

SECURITIES EXCHANGE COMMISSION (SEC)

BBVA BANCO FRANCES S.A. is pleased to inform that the merger between Bilbao Vizcaya América B.V (dissolving corporation), current shareholder of our Bank, with BBV América S.L. (acquiring corporation), has been registered with the Commercial Registry of the city of Madrid.

Please be advised that said merger was carried out as part of a BBVA Group reorganization process. As a result, the indirect participation that Banco Bilbao Vizcaya Argentaria S.A. had in BBVA Banco Francés S.A through the ownership of 100% of the shares of Bilbao Vizcaya América B.V., will be maintained through the ownership of 100% of the shares of BBV América S.L.

Therefore, the total participation of BBVA Group in BBVA Banco Frances S.A. will not suffer any modifications as a result of the mentioned merger.

Sincerely yours

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 5, 2012	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer